EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2006	2005
	(dollars in millions)
Earnings, including interest on deposits(1):
Income before income taxes	$1,549	$1,443
Fixed charges	2,586	1,514
	$4,135	$2,957
Fixed charges(1):
Interest expense	$2,540	$1,470
Estimated interest component of net rental expense	46	44
	$2,586	$1,514
Ratio of earnings to fixed charges	1.60	1.95
Earnings, excluding interest on deposits(1):
Income before income taxes	$1,549	$1,443
Fixed charges	1,365	818
	$2,914	$2,261
Fixed charges(1):
Interest expense	$2,540	$1,470
Less: interest on deposits	(1,221)	(696)
Estimated interest component of net rental expense	46	44
	$1,365	$818
Ratio of earnings to fixed charges	2.13	2.76

(1)                 As defined in Item 503(d) of Regulation S-K.